Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Liminal BioSciences Inc. ("Liminal BioSciences" or the "Company")

440, Armand-Frappier Blvd., Suite 300

Laval, Québec

H7V 4B4

2. Date of Material Change

July 11, 2023

3. News Release

A news release disclosing the nature and substance of the material change was disseminated by Liminal BioSciences on July 12, 2023 on newswires in the United States and Canada, and subsequently filed on SEDAR.

4. Summary of Material Change

On July 12, 2023, Liminal BioSciences and Structured Alpha LP ("SALP"), a fund managed by Thomvest Asset Management Ltd., announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") under which SALP will acquire all of the issued and outstanding common shares of Liminal BioSciences (the "Common Shares") that it does not already own.

5. Full Description of Material Change

On July 12, 2023, Liminal BioSciences and SALP, a fund managed by Thomvest Asset Management Ltd., announced that they have entered into the Arrangement Agreement under which SALP will acquire all of the issued and outstanding Common Shares that it does not already own.

Under the terms of the Arrangement Agreement, Liminal BioSciences shareholders (other than SALP and its affiliates or associates) will receive US $8.50 in cash per Common Share, which represents a premium of approximately 135% over Liminal BioSciences' closing share price on the Nasdaq Capital Market ("Nasdaq") on April 4, 2023, which was the last full trading day prior to the public announcement of SALP’s initial non-binding proposal to acquire the remaining Common Shares of Liminal BioSciences that it does not already own, and is US $1.00 per Common Share more than SALP’s initial non-binding proposal.

The special committee of the board of directors of Liminal BioSciences (the "Special Committee"), comprised entirely of disinterested directors, has unanimously recommended that the board of directors of Liminal BioSciences approve the Arrangement Agreement and unanimously recommends that the minority shareholders vote in favour of the special resolution to approve the transaction (the "Arrangement Resolution") at the special meeting of the shareholders to be held to approve the transaction (the "Meeting"). The board of directors of the Company, after receiving the unanimous recommendation of the Special Committee, has unanimously (with Eugene Siklos and Alek Krstajic having recused themselves from the meeting) determined that the transaction is in the best interest of the Company and is substantively and procedurally fair to the Company’s minority shareholders and unanimously recommends that minority shareholders vote in favour of the Arrangement Resolution at the Meeting. All of the directors and senior officers of Liminal BioSciences have entered into support and voting agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Common Shares in favour of the Arrangement Resolution at the Meeting.

Transaction Details

The transaction will be completed pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act and is subject to satisfaction of customary closing conditions, including (without limitation) court approval and the approval of the shareholders of Liminal BioSciences as further set out below. After completion of the transaction, Liminal BioSciences expects to no longer be subject to the reporting requirements of applicable Canadian securities legislation or the U.S. Securities Exchange Act of 1934, as amended, and its Common Shares will be delisted from Nasdaq.

Completion of the transaction will be subject to the approval of at least (i) two-thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy at the Meeting, voting as a single class (each holder of Common Shares being entitled to one vote per Common Shares) and (ii) the approval of the majority of the holders of Common Shares present in person or represented by proxy at the Meeting, excluding the votes of shareholders whose votes are required to be excluded for the purposes of "minority approval" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") in the context of a "business combination" (the "Minority Approval"), namely the Common Shares over which SALP and its affiliates and associates exercise control or direction. Further details regarding the applicable voting requirements will be contained in a management information circular to be filed and mailed to Liminal BioSciences shareholders in connection with the transaction.

The Arrangement Agreement provides for customary non-solicitation covenants on the part of the Company and it provides SALP with a right to match any superior proposal. In addition, pursuant to the Arrangement Agreement, a termination fee of US $322,000 would be payable by the Company to SALP in certain circumstances, including if SALP fails to exercise its right to match in the context of a superior proposal supported by the Company. SALP has advised the Special Committee that it would not consider any alternative change of control transaction.

The transaction is expected to close no later than September 30, 2023, subject to satisfaction of customary closing conditions. The transaction is not subject to any financing condition.

Opinion and Formal Valuation

BMO Nesbitt Burns Inc. ("BMO Capital Markets") was engaged by the Special Committee to provide, under the supervision of the Special Committee, an opinion and, in accordance with MI 61-101, an independent formal valuation. BMO Capital Markets rendered its opinion to the Special Committee as to the fairness, from a financial point of view and as of July 11, 2023, of the consideration to be received under the arrangement by holders of Liminal BioSciences Common Shares (other than persons who hold Liminal BioSciences Common Shares in respect of which votes are required to be excluded for the purposes of determining the Minority Approval). BMO Capital Markets also prepared a formal valuation of the common shares of Liminal BioSciences as required under MI 61-101, which indicated a fair market value range for a Liminal BioSciences Common Share, as of July 11, 2023, of US $5.00 to US $15.00. BMO Capital Markets' opinion and valuation were based on and subject to various assumptions, procedures, matters and limitations and qualifications on the review undertaken described in such opinion and valuation, copies of which will be included in the management information circular that will be sent to Liminal BioSciences shareholders in connection with the special meeting scheduled to be called to consider the arrangement. The management information circular also will include factors considered by the Special Committee and the Liminal BioSciences board and other relevant information.

Advisors

BMO Capital Markets is serving as independent financial advisor to the Special Committee in connection with the acquisition. Stikeman Elliott LLP and Cooley LLP are serving as Liminal BioSciences' legal advisors.

Langstaff & Co. is acting as financial advisor to SALP. Torys LLP is serving as legal advisor to SALP.

Important Additional Information

Liminal BioSciences intends to mail a management information circular (the "Information Circular") to its shareholders in the coming weeks and to hold the Meeting before September 15, 2023. The Information Circular, together with the Arrangement Agreement, will be filed with the Canadian Securities Administrators (the "CSA") on SEDAR at www.sedar.com. Additional details regarding the terms and conditions of the transaction as well as the rationale for the recommendations made by the Special Committee and the board of directors of Liminal BioSciences will be set out in the Information Circular.

In addition, the Company intends to furnish to the U.S. Securities and Exchange Commission (the "SEC") a current report on Form 6-K regarding the transaction, which will include as an exhibit thereto the Arrangement Agreement. The Company, SALP and certain of their affiliates also intend to jointly file with the SEC a transaction statement on Schedule 13E-3 (the "Schedule 13E-3"). BEFORE MAKING ANY VOTING DECISION, LIMINAL BIOSCIENCES’ SHAREHOLDERS ARE URGED TO READ THE INFORMATION CIRCULAR, THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC AND THE CSA IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain a free copy of the Information Circular and other documents that the Company files with the SEC and the CSA (when available) from the SEC’s website at www.sec.gov and from the CSA’s website at www.sedar.com, respectively, and from Liminal BioSciences' website at www.liminalbiosciences.com.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. Liminal BioSciences is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. The Company’s pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. Liminal BioSciences is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

About Structured Alpha LP

Thomvest Asset Management Ltd. is the general partner of SALP. Thomvest Asset Management Ltd. is part of a group of investment companies that make investments on behalf of Peter J. Thomson and his family.

Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to Liminal BioSciences’ business in general, the ability to complete and the timing of completion of the transactions contemplated by the arrangement agreement between Liminal BioSciences and SALP, including the parties’ ability to satisfy the conditions to the consummation of the transaction and the possibility of any termination of the agreement.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: uncertainties with respect to the timing of the transaction; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction at all or on acceptable terms or within expected timing; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the effects of disruption from the transaction on Liminal BioSciences’ business and the fact that the announcement and pendency of the transaction may make it more difficult to establish or maintain relationships with employees and business partners; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; Liminal BioSciences’ ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on Nasdaq; Liminal BioSciences’ expected cash runway and Liminal BioSciences’ ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets; Liminal BioSciences’ reliance on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from Liminal BioSciences’ competitors and the marketplace for Liminal BioSciences’ product candidates; and business, operations and clinical development timelines and plans may be adversely affected by geopolitical events and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting Liminal BioSciences, including those described in the filings and reports Liminal BioSciences makes with the SEC and the CSA, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal BioSciences may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this material change report even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Participants in the Solicitation

Liminal BioSciences and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Liminal BioSciences’ shareholders with respect to the transaction. Shareholders may obtain information regarding the names, affiliations and interests of such individuals in Liminal BioSciences’ Annual Report on Form 20-F for the year ended December 31, 2022, and its Information Circular for its 2022 annual meeting of shareholders held on June 5, 2023. Certain directors, executive officers and employees of Liminal BioSciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards, and rights to severance or retention payments. Additional information regarding the interests of such individuals in the transaction will be included in the Information Circular when it is available.

No Offer or Solicitation

This material change report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to the transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information, please contact Shrinal Inamdar, Associate Director, Investor Relations and Communications at s.inamdar@liminalbiosciences.com or +1 (450) 781-0115.

9. Date of Report

July 12, 2023